## clearone communications, inc. Electronic EDGAR Proof

| | |
|---|---|
| **Job Number:** | **Form 8-K 10/30/2006** |
| **Company Name:** | **ClearOne Communications, Inc.** |
| **Form Type:** | **8-K** |
| **Reporting Period / Event Date:** | **10-30-2006** |
| **Customer Service Representative:** | **Ann Dartnell** |
| **Revision Number:** | **1** |

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

# SEC EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | **8-K** |
| **Exchange** | **NONE** |
| **Sub Filer Id** | **0000840715** |
| **Sub Filer Ccc** | **xxxxxxxx** |
| **Contact Name** | **Ann Dartnell** |
| **Contact Phone Number** | **801-303-3597** |
| **Item Ids** | **8.01** |
| | **9.01** |
| **Reporting Period** | **10-30-2006** |
| **Global Enclosed File Count** | **3** |
| **Internet Address** | **ann.dartnell@clearone.com** |

## Documents

| | |
|---|---|
| **8-K** | **form8-k10302006.htm** |
| | **ClearOne Communications, Inc. Form 8-K dated 10/30/2006 re Tender Offer** |
| **EX-99.1** | **ex99-1.htm** |
| | **Exhibit 99.1** |
| **8-K** | **form8-kdated10302006.pdf** |
| | **ClearOne Communications, Inc. Form 8-K dated 10/30/2006 for Tender Offer** |

## Module and Segment References

## SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NONE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>Ann Dartnell</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>801-303-3597</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000840715</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>xxxxxxxx</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>8.01</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>10-30-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>3</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>form8-k10302006.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>ClearOne Communications, Inc. Form 8-K dated 10/30/2006 re Tender Offer</value>
    </field>
    <data sid="data1">
      <filename>form8-k10302006.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>ex99-1.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>Exhibit 99.1</value>
    </field>
    <data sid="data2">
      <filename>ex99-1.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>form8-kdated10302006.pdf</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>ClearOne Communications, Inc. Form 8-K dated 10/30/2006 for Tender Offer</value>
    </field>
```

```
       <data sid="data3">
         <filename>form8-kdated10302006.pdf</filename>
         <mimedata>
         </mimedata>
       </data>
     </page>
     <page sid="PAGE3">
       <field sid="SubInternet_internetAddress_">
         <value>ann.dartnell@clearone.com</value>
       </field>
       <check sid="SubFlag_overrideInternetFlag_">
         <value>off</value>
       </check>
     </page>
     <page sid="PAGE4">
     </page>
     <page sid="PAGE6">
     </page>
     <page sid="PAGE7">
     </page>
</XFDL>
```

Filer: ClearOne Communications, Inc.    Form Type: 8-K    Period: 10-30-2006    Job Number: Form 8-K 10/30/2006    Rev: 1    Sequence: 1
Project: form8-k10302006.pdml    Document Name: form8-k10302006.htm    Saved: 10/30/2006 16:36:10    Printed: 10/30/2006 16:40:09
clearone communications, inc.    Description: ClearOne Communications, Inc. Form 8-K dated 10/30/2006 re Tender Offer    Created using EDGARizer HTML

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**FORM 8-K**

**CURRENT REPORT PURSUANT**
**TO SECTION 13 OR 15(D) OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): **October 30, 2006**

**ClearOne Communications, Inc.**
(Exact Name of Registrant as Specified in Its Charter)

**Utah**
(State or Other Jurisdiction of Incorporation)

| **000-17219** | **87-0398877** |
|---|---|
| (Commission File Number) | (I.R.S. employer identification number) |

| **1825 Research Way, Salt Lake City, Utah** | **84119** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

**(801) 975-7200**
(Registrant's Telephone Number, Including Area Code)

**Not applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Filer: ClearOne Communications, Inc.    Form Type: 8-K    Period: 10-30-2006    Job Number: Form 8-K 10/30/2006    Rev: 1    Sequence: 2
Project: form8-k10302006.pdml    Document Name: form8-k10302006.htm    Saved: 10/30/2006 16:36:10    Printed: 10/30/2006 16:40:09
clearone communications, inc.    Description: ClearOne Communications, Inc. Form 8-K dated 10/30/2006 re Tender Offer    Created using EDGARizer HTML

**Item 8.01. Other Events.**

On October 30, 2006, ClearOne Communications, Inc. (the "Company") issued a press release attached hereto as Exhibit 99.1 and incorporated by reference. In the press release, the Company announced that its Board of Directors had authorized a tender offer to repurchase up to 2,353,000 of its shares at a price of $4.25 per share. The tender offer will commence on or about November 6, 2006 and expire 20 business days thereafter, unless extended.

**Item 9.01 Financial Statements and Exhibits.**

(d) Exhibits.

| Exhibit No. | Title of Document | Location |
|---|---|---|
| 99.1 | Press Release dated October 30, 2006 captioned "ClearOne Offers to Repurchase up to 2.4 Million Shares, at $4.25 per share, Representing 19% of Shares Outstanding." | This Filing |

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEARONE COMMUNICATIONS, INC.

Date: October 30, 2006        By:    /s/ Greg A. LeClaire

                    Greg A. LeClaire
                    Vice President of Finance

2

Filer: ClearOne Communications, Inc.
Project: form8-k10302006.pdml
clearone communications, inc.

Form Type: 8-K     Period: 10-30-2006
Document Name: ex99-1.htm
Description: Exhibit 99.1

Job Number: Form 8-K 10/30/2006
Saved: 10/30/2006 16:38:04

Rev: 1     Sequence: 1
Printed: 10/30/2006 16:40:09
Created using EDGARizer HTML

Contacts:  ClearOne Communications, Inc.
Investor Relations
(801) 303-3555

Robert Jaffe
PondelWilkinson Inc.
(310) 279-5980

### CLEARONE OFFERS TO REPURCHASE UP TO 2.4 MILLION SHARES, AT $4.25 PER SHARE, REPRESENTING 19% OF SHARES OUTSTANDING

**Salt Lake City, UT - October 30, 2006 -** ClearOne Communications, Inc. (OTC: CLRO.OB) today announced that it intends to repurchase up to 2,353,000 of its shares at a price of $4.25 per share, representing a premium of approximately 33% based on the average closing price over the last 12 months. If the offer is fully subscribed, the company's outstanding shares would be reduced by approximately 19% at an aggregate cost of approximately $10 million. The tender offer will commence on or about November 6, 2006 and expire 20 business days thereafter, unless extended. The tender offer will be financed from the company's existing cash and short term investments.

ClearOne's board of directors has approved the tender offer but neither the company nor its board of directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders must decide how many shares they will tender, if any.

"This tender offer demonstrates our confidence in our future prospects and represents an efficient return of capital to our shareholders," said Zee Hakimoglu, president and chief executive officer of ClearOne.

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company's common stock. The solicitation of offers to buy the company's common stock will only be made pursuant to the offer to purchase and related materials that the company will be sending out to its shareholders. Shareholders are encouraged to carefully read the tender offer materials as they contain important information, including various terms and conditions to the offer. Shareholders can obtain the offer to purchase and related materials free at the SEC's website at www.sec.gov, or by contacting the company at any of the phone numbers listed above. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

### About ClearOne
ClearOne is a communications solutions company that develops and sells audio conferencing systems and other related products for audio, video, and web conferencing applications. The reliability, flexibility, and performance of ClearOne's comprehensive solutions create a natural communications environment, which saves organizations time and money by enabling more effective and efficient communication. For more information, visit ClearOne's website at www.clearone.com.

*This release contains "forward-looking" statements that are based on present circumstances and on ClearOne's predictions with respect to events that have not occurred, that may not occur, or that may occur with different consequences and timing than those now assumed or anticipated. Such forward-looking statements, including statements regarding the company's ability to successfully commercialize newer products and enter new markets, are not guarantees of future performance or results and involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements. Such forward-looking statements are made only as of the date of this release and ClearOne assumes no obligation to update forward-looking statements to reflect subsequent events or circumstances. Readers should not place undue reliance on these forward-looking statements.*

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